

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2014

<u>Via E-mail</u>
Benson Haibing Wang
Chief Executive Officer
Taomee Holdings Limited
16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District
Shanghai 200233, People's Republic of China

> **Re:** **Taomee Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 17, 2013**
> **File No. 001-35190**

Dear Mr. Wang:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: <u>Via Email</u>
    Paul Keung
    Chief Financial Officer